SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION l5(d) OF THE SECURITIES
EXCHANGE ACT OF l934

For the fiscal year ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 0-16350

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

THE M PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WPP plc

27 Farm Street

London, United Kingdom, W1J5RJ

THE M PLAN

*	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Plan Administrator of The M Plan:

We have audited the accompanying statements of net assets available for benefits of The M Plan (the “Plan”) as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Part IV, line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2013 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/S/ BENCIVENGA WARD & COMPANY, CPA’s, P.C.

Valhalla, New York

June 20, 2014

THE M PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2013 AND 2012

	2013	2012
ASSETS:

Investments, at fair value	$215,626,281	$171,560,176

Receivables:
Employer contributions	4,754,299	4,390,597
Notes receivable from participants	2,291,989	2,167,659

Total receivables	7,046,288	6,558,256

Total assets	222,672,569	178,118,432

NET ASSETS AVAILABLE FOR BENEFITS, AT FAIR VALUE	222,672,569	178,118,432
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(82,742)	(536,305)

NET ASSETS AVAILABLE FOR BENEFITS	$222,589,827	$177,582,127

See accompanying notes to the financial statements.

THE M PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE

FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2013

ADDITIONS:

INVESTMENT INCOME:

Interest and dividend income	$6,938,344
Net appreciation in fair value of investments	32,233,242

Total investment income	39,171,586

Interest income on notes receivable from participants	64,141

CONTRIBUTIONS:

Participant contributions	13,725,457
Employer contributions	8,720,435
Rollover contributions	1,537,470

Total contributions	23,983,362

Net asset transfers in	137,131

Total additions	63,356,220

DEDUCTIONS:
Benefits paid to participants	18,083,155
Administrative expenses	265,365

Total deductions	18,348,520

INCREASE IN NET ASSETS	45,007,700

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	177,582,127

End of year	$222,589,827

See accompanying notes to the financial statements.

THE M PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013 AND 2012 AND

FOR THE YEAR ENDED DECEMBER 31, 2013

1.	DESCRIPTION OF THE PLAN

The following description of The M Plan (the “Plan”), as amended and restated effective January 1, 2010, is provided for general information purposes only. Participants should refer to the Plan Document for more complete information.

General - The Plan was established effective as of January 1, 2001. Effective August 1, 2003, the Plan name was changed from the “MyShare Retirement Plan” to “The M Plan.” The Plan is a defined contribution 401(k) plan sponsored by GroupM Worldwide, LLC (the “Company”), a wholly-owned subsidiary of WPP plc. The Plan covers substantially all employees of GroupM Worldwide, LLC, Mindshare USA, LLC, MAXUS Communications, LLC, Mediaedge CIA, LLC, Mediacom Worldwide, LLC, IEG, LLC, Leverage Group, Inc., Catalyst Online, LLC, Midas Exchange, Inc., Xaxis US, LLC, M80 Services, Inc, and Modi Media, LLC, (each an indirect wholly-owned subsidiary of WPP plc, each a participating “Employer” and collectively the participating “Employers”) who have attained age 18. The Retirement Plan Committee of the Company controls and manages the operation and administration of the Plan. Mercer HR Services, LLC, is the Trustee and Recordkeeper of the Plan. The Plan is subject to provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions - Participants may contribute up to 50 percent of their pretax annual compensation, as defined by the Plan. The Company and each participating Employer may contribute a matching contribution equal to 50 percent of the first 6 percent of compensation that a participant contributes to the Plan. In addition, each year the Company and each participating Employer, at its discretion, may contribute a profit sharing contribution. A participant is eligible to participate in the profit sharing contribution component of the Plan on the first of the month following one year of continuous service and a participant must be employed on the last day of the plan year in order to receive the profit sharing contribution. Additional matching contributions may be contributed at the discretion of each participating Employer. All contributions are subject to Internal Revenue Code (“IRC”) limitations. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Participant Accounts - Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, the Employer’s matching and profit sharing contributions, the Employer’s discretionary contributions, if any, and investment earnings. Individual accounts are charged with withdrawals, losses and an allocation of administrative expenses. The benefit to which a participant is entitled to is the participant’s vested account balance.

Investments - Participants direct the investment of their account balances from among various investment options offered under the Plan. The Plan offers a number of mutual funds, a family of target retirement funds, one common collective trust fund and a WPP Stock Fund, which invests in American Depositary Shares (“ADSs”) of WPP plc (“WPP plc ADSs”).

Notes Receivable From Participants - Participants may borrow from their accounts up to a maximum equal to the lesser of $50,000, or 50 percent of their vested account balance. The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with local prevailing rates as determined quarterly by the Plan Administrator. At December 31, 2013, interest rates ranged from 3.25% to 9.50% for outstanding loans.

THE M PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013 AND 2012 AND

FOR THE YEAR ENDED DECEMBER 31, 2013

1.	DESCRIPTION OF THE PLAN (continued)

Vesting - Participants are vested immediately in their own contributions plus actual earnings thereon. Participants are 100 percent vested in both their profit sharing contributions and matching contributions after 3 years of service.

Payment of Benefits - Upon termination of employment due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or annual installments over a period not exceeding the life expectancy of the participant or the participant’s designated beneficiary. The Company may distribute participant account balances in a lump-sum without consent to terminated participants whose vested account balances are $1,000 or less.

Forfeited Accounts – At December 31, 2013 and 2012, forfeited non-vested amounts totaled approximately $257,000 and $717,000, respectively. These amounts will be used to reduce future employer contributions. In 2013, employer contributions were reduced by $1,082,808 from forfeited non-vested accounts.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statements of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Investment Valuation and Income Recognition - The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation/depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants – Notes receivable from participants are measured at their unpaid principal balances plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2013 or 2012. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

THE M PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013 AND 2012 AND

FOR THE YEAR ENDED DECEMBER 31, 2013

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of Estimates - The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Administrative Expenses - Administrative expenses of the Plan are paid by either the Plan or the Company, as provided in the Plan Document.

Payment of Benefits - Benefit payments to participants are recorded upon distribution.

Excess Contributions – Amounts payable to participants for contributions in excess of amounts allowed by the Internal Revenue Service (“IRS”), are recorded as a liability with a corresponding reduction to contributions. There were no excess contributions at December 31, 2013. During 2013, $83,693 in excess contributions were returned to participants.

Subsequent Events - The Plan’s management evaluated subsequent events through June 20, 2014, the date the financial statements were available to be issued, and no additional disclosures were required.

3.	FAIR VALUE MEASUREMENTS

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows: Level 1 inputs consist of unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access; Level 2 inputs include quoted prices for similar assets or liabilities in active markets, quoted prices in markets that are not active, inputs other than quoted prices that are observable for the asset or liability, or other inputs that are derived principally from, or corroborated by, observable market data by correlation or other means. If the asset or liability has a specific (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability. Level 3 inputs are unobservable and significant to the fair value measurements. These inputs are supported by little or no market activity and require significant management judgment or estimation.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2013 and 2012.

THE M PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013 AND 2012 AND

FOR THE YEAR ENDED DECEMBER 31, 2013

3.	FAIR VALUE MEASUREMENTS (continued)

Level 1 Fair Value Measurements -

The fair value of mutual funds and the WPP Stock Fund is based on quoted net asset values of the shares held by the Plan at year-end.

Level 2 Fair Value Measurements -

The Morley Stable Value Fund (“MSVF”), a common collective trust, invests primarily in a variety of stable value investment contracts issued by insurance companies. The Trust is valued at the net asset value (“NAV”) as provided by the trustee, which is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2013 and 2012.

	Assets at Fair Value as of December 31, 2013
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Mutual funds:
Bond funds	$19,282,324	$—	$—	$19,282,324
Growth funds	59,221,567	—	—	59,221,567
Balanced fund	9,590,704	—	—	9,590,704
International funds	24,588,983	—	—	24,588,983
Index fund	20,522,406	—	—	20,522,406
Value funds	25,031,116	—	—	25,031,116
Target funds	25,360,109	—	—	25,360,109
Common collective trust	—	25,386,173	—	25,386,173
WPP Stock Fund	6,641,689	—	—	6,641,689
Cash	1,210	—	—	1,210

Total assets at fair value	$190,240,108	$25,386,173	$—	$215,626,281

THE M PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013 AND 2012 AND

FOR THE YEAR ENDED DECEMBER 31, 2013

3.	FAIR VALUE MEASUREMENTS (continued)

	Assets at Fair Value as of December 31, 2012
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Mutual funds:
Bond funds	$21,207,456	$—	$—	$21,207,456
Growth funds	42,571,524	—	—	42,571,524
Balanced fund	6,998,267	—	—	6,998,267
International funds	19,625,888	—	—	19,625,888
Index fund	14,348,248	—	—	14,348,248
Value funds	18,851,422	—	—	18,851,422
Target funds	15,138,724	—	—	15,138,724
Common collective trust	—	28,895,731	—	28,895,731
WPP Stock Fund	3,922,702	—	—	3,922,702
Cash	214	—	—	214

Total assets at fair value	$142,664,445	$28,895,731	$—	$171,560,176

4.	INVESTMENTS IN COLLECTIVE TRUST

The investment in the MSVF includes fully benefit-responsive investment contracts stated at fair value. Contract value is equal to principal balance plus accrued interest. There are no reserves against contract value for credit risk of the contract issuer or otherwise. There are no unfunded commitments and the redemption frequency is daily. The redemption notice period of the Fund is twelve months, which provides for Plan redemptions at contract value, subject to the provisions of the Fund. The average yield and crediting interest rates for the MSVF were 1.27% and 1.17% and 1.62% and 1.42%, respectively, for 2013 and 2012.

Certain events such as premature termination of the contract by the Plan or termination of the Plan, can limit the Plan’s ability to transact at contract value with the Trust. In those events, the amounts withdrawn may be payable at fair value rather than contract value. However, based upon experience to date, the Plan Administrator does not believe that the occurrence of any event limiting the Plan’s ability to transact at contract value with participants is probable.

THE M PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013 AND 2012 AND

FOR THE YEAR ENDED DECEMBER 31, 2013

5.	INVESTMENTS

The Plan’s investments that represent five percent or more of the Plan’s net assets available for benefits as of December 31, 2013 and 2012 are as follows:

Description of Investment	2013	2012
Morley Stable Value Fund	$25,386,173	$28,895,731
Mainstay Large Cap Growth Fund	24,008,907	17,776,263
Vanguard Institutional Index Fund	20,522,406	14,348,248
PIMCO Total Return Fund I	16,297,025	18,448,703
Vanguard Primecap Fund	16,205,524	11,866,963
Vanguard Equity Income Fund	14,783,514	11,013,069
American Capital World GR & Inc Cl 6	12,844,582	10,246,235
Royce Pennsylvania Fund Inv	12,501,918	9,053,522
American Europacific Growth R6	*	9,105,103

*	This investment did not represent 5% or more of the Plan’s net assets available for benefits at December 31, 2013.

During the year ended December 31, 2013, the Plan’s investments, (including gains and losses on investments bought and sold as well as held during the year) appreciated in value by $32,233,242 as follows:

Investment Category
Common collective trust	$281,121
Mutual funds	29,605,077
WPP Stock Fund	2,347,044

Net appreciation in fair value of investments	$32,233,242

6.	PARTY-IN-INTEREST TRANSACTIONS

The Plan provides participants the option to invest in the WPP Stock Fund, a party-in-interest. At December 31, 2013, the Plan held 57,824 WPP plc ADSs in the WPP Stock Fund valued at $6,641,689, and at December 31, 2012 the Plan held 53,809 WPP Group plc ADSs in the WPP Stock Fund valued at $3,922,702.

These transactions qualify as exempt party-in-interest transactions. There have been no known prohibited transactions with parties-in-interest.

Fees incurred by the Plan for the investment management services from the Trustee were $265,365 for the year ended December 31, 2013.

THE M PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013 AND 2012 AND

FOR THE YEAR ENDED DECEMBER 31, 2013

7.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in the Company contribution portion of their account.

8.	TAX STATUS

The Internal Revenue Service (“IRS”) has determined and informed the Plan by a letter dated August 1, 2012, that the Plan and related Trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan Administrator believes that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified, and the related Trust is tax-exempt.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the Plan’s financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

9.	RISKS AND UNCERTAINTIES

The Plan provides for investments in various investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.

10.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2013 and 2012 to IRS Form 5500:

	2013	2012
Net assets available for benefits per financial statements	$222,589,827	$177,582,127
Employer contribution receivable	(4,754,299)	(4,390,597)
Deemed loans	(25,163)	(23,794)

Net assets available for benefits per IRS Form 5500	$217,810,365	$173,167,736

THE M PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013 AND 2012 AND

FOR THE YEAR ENDED DECEMBER 31, 2013

11.	NET ASSET TRANSFERS

During 2013, net assets of $734,298, representing certain participant account balances were transferred in from the Savings & Investment Plan and $597,167 representing certain participant account balances were transferred out to the Young & Rubicam 401(k)/Savings Plan, both tax-qualified retirement plans sponsored by an affiliate of the Plan sponsor.

***

THE M PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2013

The M Plan, EIN 52-222835, PN 001	(c) Description of Investment,
	Including Maturity Date, Rate			(e)
(b) Identity of Issue, Borrower,	of Interest, Collateral, Par	(d)		Current
(a) Lessor or Similar Party	or Maturity Value	Cost		Value
Common Collective Trust:
Union Bond & Trust Company	Morley Stable Value Fund	*	*	$25,386,173

Mutual Funds:
American Funds	American Capital World GR & Inc Cl 6	*	*	12,844,582
American Funds	American Europacific Growth R6	*	*	10,850,780
Federated Investment Management	Federated Government Obligations Fund	*	*	1,135,091
JPMorgan	JPMorgan Mid Cap Value Fund	*	*	9,590,704
Mainstay Investments	Mainstay Large Cap Growth Fund	*	*	24,008,907
Neuberger Berman Funds	Neuberger & Berman Mid Cap Growth Fund	*	*	4,910,165
T. Rowe Price	T. Rowe Price Retirement Income Fund	*	*	557,228
T. Rowe Price	T. Rowe Price Retirement 2005 Fund	*	*	12,633
T. Rowe Price	T. Rowe Price Retirement 2010 Fund	*	*	317,706
T. Rowe Price	T. Rowe Price Retirement 2015 Fund	*	*	244,375
T. Rowe Price	T. Rowe Price Retirement 2020 Fund	*	*	2,006,031
T. Rowe Price	T. Rowe Price Retirement 2025 Fund	*	*	2,355,152
T. Rowe Price	T. Rowe Price Retirement 2030 Fund	*	*	4,278,012
T. Rowe Price	T. Rowe Price Retirement 2035 Fund	*	*	2,523,287
T. Rowe Price	T. Rowe Price Retirement 2040 Fund	*	*	7,400,634
T. Rowe Price	T. Rowe Price Retirement 2045 Fund	*	*	2,443,187
T. Rowe Price	T. Rowe Price Retirement 2050 Fund	*	*	2,404,339
T. Rowe Price	T. Rowe Price Retirement 2055 Fund	*	*	817,525
PIMCO	PIMCO Real Return Fund I	*	*	686,833
PIMCO	PIMCO Total Return Fund I	*	*	16,297,025
Royce	Royce Pennsylvania Fund Inv	*	*	12,501,918
Vanguard	Vanguard Equity Income Fund	*	*	14,783,514
Vanguard	Vanguard Extended Market Index Fund S	*	*	1,595,053
Vanguard	Vanguard Institutional Index Fund	*	*	20,522,406
Vanguard	Vanguard Intermediate Term Bond Index Fund	*	*	1,163,375
Vanguard	Vanguard Primecap Fund	*	*	16,205,524
Vanguard	Vanguard Total International Stock Fund	*	*	893,621
Vanguard	Vanguard Wellington Income Fund	*	*	10,247,602

Total mutual funds				183,597,209

Cash	Cash			1,210

WPP Stock Fund:
* WPP plc	American Depositary Shares	*	*	6,641,689

Total Investments				215,626,281

Participant loans	Interest rates from 3.25% - 9.50% maturing through December 2031			2,291,989

Total Assets Held at End of Year				$217,918,270

*	Permitted party-in-interest
**	Cost information is not required for participant-directed investments and, therefore, is not included above.

See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE M PLAN

Date: June 20, 2014	By:	/s/ Timothy P. Cecere
	Name:	Timothy P. Cecere
	Title:	Director of Human Resources,
GroupM North America

INDEX TO EXHIBITS

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm